Exhibit 1

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on January 5, 2017
Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Perion Network Ltd., that our 2016 Annual General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, January 5, 2017, at 4:00 p.m. (Israel time) (the "Meeting"), and thereafter as may be adjourned from time to time, for the following purposes:

1.	To approve the re-election of Mr. Alan Gelman and Mr. Dror Erez as directors;

2.	To approve the election of Ms. Sarit Firon as an external director;

3.	To re-approve our compensation policy for directors and officers;

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors, and to authorize our Board of Directors to fix their compensation; and

5.	To review the Company's financial statements for the year ended December 31, 2015, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. Any shareholder of the Company who intends to present a proposal at the Annual General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law 5759-1999 (the "Companies Law"). Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Corporate Secretary and General Counsel, or by facsimile to +972-3-644-5502. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary and General Counsel must receive the written proposal no later than December 8, 2016.

Throughout this Notice of 2016 Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the "Company", "Perion", "we", "us", "our" and "our company" to refer to Perion Network Ltd. and terms such as "shareholders", "you" and "your" to refer to our shareholders.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on December 6, 2016 (the "Record Date"), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing "proxies" to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company not later than the close of business on January 4, 2017, in order to be counted in the vote to be held in the Meeting. You may also present the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on January 4, 2017, or by presenting a later dated proxy card to the chairperson at the Meeting or by voting in person at the Meeting if you are the record holder of the shares. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card. If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange ("TASE member"), and you intend to vote your shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority ("ISA"), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Please review the accompanying Proxy Statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the proposals or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact Ms. Limor Gershoni Levy, the Company's Corporate Secretary and General Counsel, at +972-73-398-1572.

Position Statements

Position statements will be accepted no later than ten days prior to the Meeting date. Any position statement received will be furnished with the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the Board of Directors, Alan Gelman Chairman of the Board of Directors Date: December 1, 2016

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PROXY STATEMENT

Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on January 5, 2017

 This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Perion Network Ltd. in connection with the solicitation by our Board of Directors (the "Board of Directors") for use at our 2016 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2016 Annual General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, January 5, 2017, at 4:00 p.m. (Israel time), or at any adjournment thereof. The record date for determining our shareholders that are entitled to notice of, to participate in, and to vote at, the Meeting is December 6, 2016.

The agenda of the Meeting will be as follows:

1.	To approve the re-election of Mr. Alan Gelman and Mr. Dror Erez as directors;

2.	To approve the election of Ms. Sarit Firon as an external director;

3.	To re-approve our compensation policy for directors and officers;

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors, and to authorize our Board of Directors to fix their compensation; and

5.	To review the Company's financial statements for the year ended December 31, 2015, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing "proxies" to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of 2016 Annual General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of 2016 Annual General Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. IF NO SPECIFIC INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE MATTERS TO BE ACTED UPON, THE ORDINARY SHARES REPRESENTED BY A SIGNED PROXY WILL BE VOTED FOR THE PROPOSALS RECOMMENDED BY OUR BOARD OF DIRECTORS AS SET FORTH IN THE ACCOMPANYING NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation or a later dated proxy no later than the close of business on January 4, 2017, or (ii) requesting the return of the proxy at the Meeting or delivering a later dated proxy to the chairperson at the Meeting or voting in person at the Meeting if such shareholder is the record holder of the shares.

As of November 25, 2016, we had 77,569,088 Ordinary Shares outstanding. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33-1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

We will bear the cost of soliciting proxies from our shareholders. Only shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. "Broker non-votes" are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules to vote on "routine" matters only. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares voted on every proposal at the Meeting.

If you attend the Meeting and are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card.  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held by a member of the Tel Aviv Stock Exchange ("TASE member"), and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Share as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority ("ISA"), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the "SEC"), which are also available to the public at the website of the ISA, at: www.magna.isa.gov.il. We encourage you to read the entire Proxy Statement carefully.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the SEC on Form 6-K and with the ISA.

BENEFICIAL OWNERSHIP OF SECURITIES
 BY CERTAIN BENEFICIAL OWNERS

 The following table sets forth certain information as of November 25, 2016, concerning the only persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares. Other than with respect to our directors or officers, we have relied on public filings with the SEC.

Beneficial ownership of shares is determined in accordance with the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are issuable pursuant to an outstanding right within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the right for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding (1)
Benchmark Israel II, L.P. (2)	9,576,772	12.34%
J.P. Morgan Investment Management Inc. (3)	9,422,946	12.14%
Dror Erez (4)	9,190,642	11.85%
Ronen Shilo (5)	8,858,847	11.42%
Zack and Orli Rinat (6)	6,484,347	8.36%
_______________________

(1)	Based upon 77,569,088 Ordinary Shares outstanding as of November 25, 2016.

(2)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 16, 2016, by Benchmark Israel II, L.P. ("BI II") and affiliates. BCPI Partners II, L.P. ("BCPI-P"), the general partner of BI II may be deemed to have sole power to vote and dispose of the 9,293,742 shares directly held by BI II. BCPI Corporation II ("BCPI-C"), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II. 283,030 shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote these shares, BCPI-C may be deemed to have sole power to vote these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote these shares.

(3)
Consists of: (i) 4,203,067 ordinary shares directly held by Project Condor LLC (“Condor”); (ii) 5,155,436 ordinary shares directly held by the National Council for Social Security Fund (“SSF”); and (iii) 64,443 ordinary shares held by 522 Fifth Avenue Fund, L.P. (“522 Fund”).  J.P. Morgan Investment Management Inc. (“JPMIM”), a registered investment advisor, serves as investment advisor to each of SSF, 522 Fund and the members of Condor.  JPMIM exercises its voting and dispositive power over these ordinary shares through an investment committee of over 30 individuals in its Private Equity Group, each with an equal vote.  Based upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on December 10, 2015, by JPMIM and SSF and supplemental information provided by these shareholders to us.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on November 25, 2015, by Mr. Erez.  Includes options to purchase 24,999 ordinary shares that are vested or will vest within 60 days of November 25, 2016.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on November 25, 2015, by Mr. Shilo.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2015, please see "Item 6. Directors, Senior Management and Employees – B. Compensation" in our Annual Report on Form 20-F, which was filed on March 24, 2016 with the SEC.

PROPOSAL ONE

RE-ELECTION OF MR. ALAN GELMAN AND MR. DROR EREZ AS DIRECTORS OF THE COMPANY

Pursuant to our articles of association, our Board of Directors generally consists of seven directors. Other than two “external directors” (as defined in the Israeli Companies Law 5759-1999 (the "Companies Law")), who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and voting at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At this Meeting the term of the second class (Mr. Alan Gelman, our Chairman, and Mr. Dror Erez) shall expire.

At the Meeting, you will be asked to re-elect both Mr. Alan Gelman and Mr. Dror Erez to our Board of Directors to serve until our annual meeting of shareholders to be held in the year 2019 and the due election of their successor or their earlier resignation or removal, as applicable.  Mr. Gelman qualifies as an “independent director” under the NASDAQ Listing Rules. The other directors of the Company will continue to serve as directors in accordance with the terms of our articles of association and applicable law.  See Proposal Two below with respect to the term of office of our external directors.

The nomination of each of Mr. Gelman and Mr. Erez has been approved by our nominating and governance committee.  As approved by our shareholders at our 2015 annual meeting of shareholders, if elected, both Mr. Gelman and Mr. Erez will each be paid the same compensation paid to our other non-executive directors, which consists of $50,000 in cash per year and an annual grant of options to purchase up to 25,000 Ordinary Shares. The date of the initial grant will be the date of the Meeting, while the date of the subsequent annual grants will be the date of our annual meeting of shareholders in each year, so long as Mr. Gelman and Mr. Erez, as applicable, continue to be a director of the Company.  Each option is exercisable for a term of five years and vests in three equal installments on each anniversary of the applicable grant date.  The exercise price per share will be equal to the closing price of the Ordinary Shares on NASDAQ on the applicable grant date. For more details about the terms of the compensation we propose to pay to each of Mr. Gelman and Mr. Erez, please see Proposal Two of the proxy statement relating to our 2015 annual meeting of shareholders, which we filed with the SEC on November 16, 2015.  The Company is not aware of any reason why Mr. Gelman or Mr. Erez, if elected, should be unable to serve as a director.

A brief biography of Mr. Gelman is set forth below:

Alan Gelman (61). Mr. Alan Gelman has been a director of the Company since August 2011 and as its Chairman of the Board since January 2016. From January 2014 until December 2015, he also served as a director of Ion Asset Management Ltd. From December 2012 through May 2013, he served as the Global CFO and Deputy CEO of Better Place Inc. (in liquidation). From 2008 to 2012, Mr. Gelman served as the Chief Financial Officer and Deputy Chief Executive Officer of Bezeq the Israeli Telecommunication Corp Ltd. (TASE: BEZQ). From 2006 to 2007, Mr. Gelman served in various positions at the Delek Group Ltd. (TASE: DELKG), including as the Deputy CEO and Chief Financial Officer from 2006 to 2007. From 2001 to 2006, Mr. Gelman served as the Chief Financial Officer of Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), and from 1997 to 2000, he served as the Chief Financial Officer of Barak ITC. He holds a B.A. in Accounting from Queens College and an M.B.A. from Hofstra University. Mr. Gelman is licensed as a Certified Public Accountant in New York (inactive) and in Israel.

A brief biography of Mr. Erez is set forth below:

Dror Erez (47). Mr. Erez has been a director of the Company since January 2014. In 2005, Mr. Erez co-founded Conduit and has served as its Chief Technology Officer until January 2014, when he became Conduit's President. Mr. Erez is also a member of the Conduit board of directors. Prior to founding Conduit, he served in various executive roles in private technology companies. He holds a B.A. in Physics and Computer Science from Bar Ilan University.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the foregoing resolutions.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Mr. Alan Gelman is hereby re-elected to serve as a director for a period commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2019 and the due election of his successor.

    RESOLVED, that Mr. Dror Erez is hereby re-elected to serve as a director for a period commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2019 and the due election of his successor."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

PROPOSAL TWO

ELECTION OF MS. SARIT FIRON AS AN EXTERNAL DIRECTOR OF THE COMPANY

  Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two external directors. Our currently serving external directors are Mr. Avichay Nissenbaum, whose third three-year term expires on September 27, 2018, and Mr. David Jutkowitz, whose third three-year term expires on January 6, 2017.  To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations" with the company or its "affiliates", as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his role as an external director. For a period of two years from termination of an external director from office, he or she may not receive any benefit from the Company.

Pursuant to the Companies Law, external directors are required to be elected by the shareholders, for up to three three-year terms.  At the Meeting, you will be asked to elect Ms. Sarit Firon to our Board of Directors to serve as an external director.  If elected, the term of Ms. Firon will commence upon the expiration Mr. Jutkowitz’s term on January 6, 2017 and continue until January 6, 2020 or her earlier resignation or removal.  Our Board of Directors has determined that Ms. Firon complies with all qualifications of an external director under the Companies Law and all the qualifications of an independent director under the NASDAQ rules.

   As approved by our shareholders at our 2015 annual meeting of shareholders, if elected, Ms. Firon will be paid the same compensation paid to our other non-executive directors, which consists of $50,000 in cash per year and an annual grant of options to purchase up to 25,000 Ordinary Shares. The date of the initial grant will be the date of the Meeting, while the date of the subsequent annual grants will be the date of our annual meeting of shareholders in each year, so long as Ms. Firon continues to be a director of the Company.  Each option is exercisable for a term of five years and vests in three equal installments on each anniversary of the applicable grant date.  The exercise price per share will be equal to the closing price of the Ordinary Shares on NASDAQ on the applicable grant date. For more details about the terms of the compensation we propose to pay to Ms. Firon, please see Proposal Two of the proxy statement relating to our 2015 annual meeting of shareholders, which we filed with the SEC on November 16, 2015.

A brief biography of Ms. Firon is set forth below:

  Sarit Firon (50). Since November 2014, Ms. Firon has served in various positions at Cerca Partners, an Israeli venture capital fund, including as its managing partner since January 2016.  She has served in various positions at Extreme Reality Ltd., including as its chief executive officer from December 2012 to November 2014 and as a director since December 2014.  From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd.  From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (NASDAQ:CSCO).  From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post merger integration of P-Cube.  From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (NASDAQ: RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (NASDAQ: MDWD) and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS:MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

Required Approval

Approval of the below resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither (a) "controlling shareholders" (as such term is defined in the Companies Law) nor (b) having a "personal interest" in the appointment merely as a result of relationship with a controlling shareholder; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in the case of this Proposal Two only, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with a controlling shareholder. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

To avoid confusion, in the enclosed form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.” The proxy card includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's Corporate Secretary and General Counsel, at +972-73-398-1572 or limorg@perion.com, for instructions on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in "street name", please instruct the representative managing your account to contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the Tel Aviv Stock Exchange should indicate whether or not they have a personal interest on the form of voting card that we have filed via MAGNA, the electronic filing system of the ISA.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Sarit Firon be elected to a three-year term as an external director of the Company, commencing on the date of the Meeting.”

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL THREE

RE-APPROVAL OF COMPENSATION POLICY FOR OUR DIRECTORS AND OFFICERS

In accordance with the Companies Law, the compensation terms of office holders of public companies are required to be determined in accordance with a compensation policy that is reviewed and approved at least once every three years. Our initial Compensation Policy was approved at the Extraordinary General Meeting of Shareholders on November 18, 2013.

On November 7, 2016, the Board of Directors following the recommendation of the Compensation Committee, re-approved the Compensation Policy without any changes, for a three-year term, in the form attached as Appendix A to this Proxy Statement. The Compensation Policy will be brought for shareholder approval at the Meeting. The Compensation Policy will continue to apply to compensation agreements and arrangements that will be approved after the date on which the Compensation Policy is re-approved by the shareholders.  The Compensation Policy shall be reviewed from time to time by the Company’s Compensation Committee and Board of Directors in order to ensure its adequacy and its fitness to the Company's financial position and results of operations.

Required Approval

Pursuant to the Companies Law, the re-approval of the Compensation Policy requires the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither (a) "controlling shareholders" (as such term is defined in the Companies Law) nor (b) having a "personal interest" in the resolution; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on this proposal.  All of our directors and officers are deemed to have a "personal interest" in this matter. For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal 2 above, under the caption "Required Approval". According to the Companies Law, even if the shareholders do not approve the Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have determined based on detailed reasoning and a re-evaluation of the Compensation Policy, that the Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

Proposed Resolution:

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Compensation Policy, in the form attached as Appendix A to the Proxy Statement, be, and it hereby is, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL FOUR

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST &
YOUNG GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY,
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION

               Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2015. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company's independent public accountants.  Our Audit Committee of our Board of Directors (the “Audit Committee”) has recommended the re-appointment of Kost Forer Gabbay & Kasierer as the Company's independent registered public accounting firm until next year's annual meeting of shareholders. Subject to the approval of this proposal, the Board of Directors will be authorized fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the Audit Committee, as contemplated by the Sarbanes-Oxley Act.

Required Approval

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, as the independent public auditors of the Company until next year's annual meeting of shareholders, and that the Board of Directors be authorized to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee."

Our Board of Directors recommends a vote "FOR" approval of the proposed resolution.

PROPOSAL FIVE

REVIEW THE COMPANY'S ANNUAL FINANCIAL STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2015

         Our audited financial statements for the year ended December 31, 2015 are included in our Annual Report on Form 20-F filed with the SEC on March 24, 2016.  You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov and at the ISA’s MAGNA website at www.magna.isa.gov.il.  These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote by the shareholders.

Any shareholder of the Company who intends to present a proposal at the 2016 Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Corporate Secretary and General Counsel, or by facsimile to +972-3-644-5502. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary and General Counsel must receive the written proposal no later than December 8, 2016.

The Board of Directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

By Order of the Board of Directors, Alan Gelman Chairman of the Board of Directors Date: December 1, 2016

APPENDIX A
Perion Network Ltd.

Executive Compensation Policy

1.	Objectives & Content

In this document we will define and detail Perion Network Ltd.’s (hereby referred to as the “Company” or “Perion”)1 compensation policy regarding the Company’s Directors and Officers (“Officer’s” shall mean CEO and CEO's direct reports) (the “Compensation Policy”). Unless specifically stated otherwise, all the following terms shall apply to the compensation of Officers only, unless indicated otherwise.

The publication of the Compensation Policy is intended to increase the transparency and visibility of Perion's activities regarding all aspects of its Directors’ and Officers’ compensation and to enhance the shareholders' ability to influence the compensation of the Company's Directors and Officers.

This Compensation Policy shall apply only to compensation determined after its adoption in accordance with the provisions of the Companies Law, and will not be construed as altering or amending any compensation duly approved prior to its adoption.

The policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this Compensation Policy does not grant any rights to the Company’s Directors and Officers, and the adoption of this compensation policy per se will not grant any of the Company’s Directors and Officers a right to receive any elements of compensation set forth in this compensation policy. The elements of compensation to which a Director or Officer will be entitled will be exclusively those that are determined specifically in relation to him in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”) and as approved by the shareholders for Directors, and as specified in the employment agreement with the relevant Officer.

It is clarified that in the event a Director or Officer receives compensation that is less than the compensation in accordance with this compensation policy, it will not be regarded as a deviation from this compensation policy.

It is further clarified that with respect to a person who becomes an Officer of the Company as a result of an acquisition by the Company of a business or a company, and such Officer's compensation terms were determined prior to such acquisition, then such compensation terms will not be subject to this Compensation Policy unless required by the Companies Law.

2.	General

2.1.	Compensation Policy Purposes:

The Compensation Policy is designed to support the achievement of the Company's long term work plan goals and to ensure that:

•	Officers' interests are aligned as closely as possible with the interests of Perion's shareholders;

[1]	Where appropriate for any Officer that is employed by a subsidiary or affiliate of Perion, the terms Company or Perion shall include such subsidiary or affiliate.

•	The correlation between performance and payment will be enhanced;

•	Perion will be able to recruit and retain top level executives capable of leading the Company to further business success, facing the challenges ahead;

•	Officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

•	An appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation.

2.2.	Business environment and its impact on Company Officers' compensation:

Perion is a global consumer internet company that develops applications to make the online experience of its users simple, safe and enjoyable. The Compensation Policy is intended to ensure the Company’s ability to retain and recruit a dedicated and experienced professional management team that will be able to successfully promote the Company’s interests and manage its business, operations and assets.

3.	Compensation of Directors and Officers in view of the Company's Values and Strategy

3.1.	The connection between the Company's results and Officers' compensation:

We believe the total compensation of our Officers should be influenced by our business results as well as each Officer's individual contribution to the achievement of these results.

3.2
The ratio between the compensation of Officers and the other employees of the Company:

The Compensation Committee and the Board of Directors (“BOD”) will review, from time to time, the ratio between the total cost of employment of each of Officers and the average and median total costs of employment of the rest of the employees (including contractors as defined in the Companies Law, if applicable), and discuss its possible impact on labor relations within the Company. Such ratios were reviewed when composing the Compensation Policy and it was determined by the Compensation Committee and the BOD that they are reasonable and will not harm the working relationship in the Company.[2]

4.	Basic Concepts of the Company's Compensation Policy

 Officers' compensation should include a number of elements so that each of these elements rewards a different aspect of their overall contribution to the Company’s success:

•
Fixed Base Salary, and Management Service Fee – Compensates Officers for the time they devote to performing their roles with the Company and for the daily performance of their tasks. The fixed base salary correlates to the Officer's skills (such as: experience, position, knowledge, expertise, education, professional qualifications, etc.), on the one hand, and to the requirements of the position as well as the authority and responsibilities the position caries, on the other hand.

•
Social and Fringe Benefits – Several of the social benefits are mandatory according to different local legislation (such as: pension and long term savings, severance pay, vacation, sick leave, etc.), others are provided according to market specific conventions and enable the Company to compete in the working environment (such as education funds and company cars in Israel) and the remainder are meant to complement the Fixed Base Salary and compensate the Officers for expenses incurred in connection with the requirements of their position (such as: travel expenses or allowances).

2 Prior to the adoption of this policy such ratio was calculated as follows (based on 2012 figures and value of equity taken into account, is the value of grants made in 2012):

CEO: ratio is 9.9 per average and 12.1  per median;
Other Officers: ratio is 2.4 per average and 2.9 per median.

•
Variable, Performance Based Cash Rewards (Annual Bonus and Commissions) – Reward Officers for their contributions to the Company’s success and achievement of business goals during a predefined timeframe.

•
Equity Based Compensation – Designed to strengthen the link between long term shareholders’ returns and the Officers’ and Directors' rewards. This type of reward creates a stronger link between Directors’ and Officers’ motivation and interests and the interests of the Company’s shareholders. Another significant effect of Equity Based compensation is its contribution to retention, due to its inherent long term characteristics.

To ensure an adequate fit of all reward elements and the appropriate structure of the total compensation package, all compensation elements of a Director or Officer will be presented for review and approval by the applicable corporate organs of the Company, if and as required pursuant to any law,  prior to approval of any specific payment or reward.

5.	Compensation Elements

Market Comparisons (Benchmark):

In order to determine the ranges for Fixed Base Salary (and other compensation elements) for recruitment of Officers to the Company, a comparative compensation study may be conducted in the relevant market, reviewing similar position holders in comparable companies in relevant geographies. The comparative study will cover companies meeting as many criteria as possible from the following list:

•	Business software and internet information companies;

•	Public companies traded on the Tel-Aviv Stock Exchange, NASDAQ or NYSE markets with market cap and/or revenues that are similar to that of Perion;

•	Companies competing with Perion for managerial talent and for potential Officers in particular;

Companies for which no reliable data can be collected will not be included in the comparison, even if they meet many or even all other criteria. The comparative study will cover all compensation elements and will present (if data availability allows) the following:

•	Customary Fixed Base Salary range for similar roles (including data distribution);

•	Customary range for annual bonus (as a nominal amount and in terms of percentage of annual salary);

•	Customary range for Equity Based Compensation as reported in the companies' Financial Reports / SEC filings (as a nominal amount and in terms of percentage of annual salary);

•	The value of customary fringe and other benefits.

Internal comparison –
Before determining a Company Officer's pay, the following considerations, including their impact on labor relations in the Company, in general, and within the management team in particular, will be taken into account:

•	The ratio between the Officer's compensation and the compensation of other Officers, particularly at the same level;

•
The ratio between the Officer's cost of employment and the cost of employment of all other Company employees (including contractors as defined in the Companies Law, as applicable), as detailed in Section 3.2 above.

These amounts will be reviewed from time to time, compared to prevailing relevant market conditions and cost of living and updated if necessary.

5.1	Fixed Base Salary:

5.1.1	Determining the Fixed Base Salary of the Company’s Officers

The Fixed Base Salary for the Company’s Officers is first determined based on a pre-defined salary range. The range for each position will be based on:

•	Relevant peer group benchmark data, if available;

•	Job requirements, authority and responsibilities the position caries and prior agreements with the Officer;

•	Officer's education, skills, expertise, professional experience and achievements;

•	Internal ratios between positions and between the Officer and the other employees (including contractors as defined in the Companies Law, if applicable) in the Company;

•	The Company's financial situation, business challenges and goals.

The pay grade, approved, will reflect the Officer's skills and suitability for the intended position.

In any event, for Officers, the monthly base salary (linked to the Israeli Consumer Price Index) will not exceed:

•	CEO: NIS 180,000;

•	Other Officers: NIS 150,000.

In Israel, the Company’s Officers are naturally exempt from the provisions of the Israeli Working and Rest Hours Law, as they hold senior managerial positions as defined in such Law. Therefore, they are not entitled to any additional compensation for overtime. It is to be noted: (i) that the Company operates in Israel and in additional territories as well, accordingly, the base salary may differ in different territories in accordance with the customary range of base salaries for executive level employees in the particular territory.

5.1.2	Annual salary review principles:

In order to retain Company Officers for long periods, their Fixed Base Salary will be reviewed from time to time in comparison to similar positions in the relevant market, taking into consideration the Company's financial situation. If necessary, a pay increase request will be presented to the relevant organs for approval.

5.1.3
Upon recruitment of a new Officer the relevant organs of the Company may approve a signing bonus to such Officer upon recruitment, in their sole discretion taking into consideration the above principles.

5.2	Variable compensation:

Variable compensation elements are intended to achieve the following goals:

•
Linking part of the Officers' compensation to the achievement of business goals and targets which will, in the long term, maximize shareholders’ return and create a joint interest between Officers and shareholders;

•	Increasing Officers' motivation to achieve long term Company goals; and

•	Correlating part of the Company's pay expenses with its business performance, thus, increasing financial and operational flexibility.

5.2.1	Ratio between elements of the compensation package

The targeted ratio between the fixed (base salary or fees in the case of directors) and variable (equity only in the case of directors and bonus and equity in the case of other Officers and CEO) elements of Directors' and Officers' compensation is as follows* (the percentages below reflect ratios compared to the annual base salary):

	CEO	Other Officers	Directors
Annual base salary	100%	100%	100%
All other (fixed) social and fringe benefits	30-40%	30-40%
Annual bonus	Up to 200%	Up to 100%
Equity (Per vesting annum)	Up to 400%	Up to 260%	US$200,000

* The above ranges do not take into account special grants of equity incentives or onetime bonus grants upon recruitment of a new Officer.

5.2.2	Annual Bonus Principles

5.2.2.1
The Company's Officers will be entitled to participate in an annual bonus plan (the “Annual Bonus Plan”). The Annual Bonus Plan will be approved in accordance with the approvals required under the Companies Law and will include the following provisions:

The Target Bonus and Bonus Calculation:

•	The target bonus will be paid when Company’s performance and individual performance objectives are met.

•	The bonus will be calculated as a product of the Company performance, the individual performance and the target bonus.

5.2.2.2	The measures based on which the annual bonus will be calculated:

•
Company Performance Measures: Such as - Revenues, EBITDA, Net Income, etc. measured against the targets of the annual budget and work plan of the Company for the relevant year. The weight of Company performance will constitute at least 75%-80% of the total bonus;

•
Individual Performance Measures: The performance measures may also include individual performance measures. Evaluation of each Officer's performance and contribution to the Company’s short and long term success. Performance evaluation may be based on quantitative measures, qualitative measures and/or discretion. The weight of individual performance will constitute up to 20%-25% of the total bonus.

The objectives per each performance measure will be set in advance, as part of the Annual Bonus Plan. Nevertheless, the Compensation Committee and the BOD may adjust the objectives during the applicable bonus year in special circumstances resulting from exogenous factors.

5.2.2.3	Bonus Payment and Threshold:

•	A threshold for the payment of the annual bonus will be set based on achievement of a certain percentage of one or more of the Company performance measures;

•
The maximum annual bonus payable for the Company's CEO will be equivalent to 200% of the annual base salary (24 monthly salaries); the maximum annual bonus payable for other Officers will be equivalent to 100% of the Officer's annual base salary (12 monthly salaries).

5.2.2.4	Reviewing and reducing bonuses

Following the approval of the Annual Bonus Plans and of the annual financial reports for the relevant fiscal year, the recommended bonuses will be presented to the Compensation Committee and the BOD for their review and approval.

The Compensation Committee and the BOD will have the authority to reduce the Annual Bonus based on their discretion.

5.2.2.5	Claw Back Mechanism

Each Officer will be required to refund any part of the annual bonus paid based on financial results that are proven to be inaccurate and which are restated in the financial statements during the 2 years following the actual payment of the annual bonus, provided the Officer is employed by the Company upon publication of the restated financial statements. The Compensation Committee and the BOD shall decide upon the timing, form and terms of the repayment (for example, whether such repayment shall be net of taxes or not).

5.2.3	Equity Based Compensation

As part of the overall Officers compensation package in publically traded companies in Perion’s industry, it is standard practice to offer equity based compensation, which aims to establish proximity of interest between the relevant Officers’ interest and the interest of the shareholders of the Company. Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for longer periods.

In light of the advantages that stem from equity compensation plans, Perion will offer its Officers the opportunity of participating in an equity compensation plan, based on the following guidelines:

5.2.3.1	Equity Based Compensation Grants:

Equity-based awards may be granted upon recruitment of an Officer or from time to time, and while taking into consideration, inter alia, the role, personal responsibilities, prior business experiences and qualifications of the Officer.

5.2.3.2	Equity Compensation Terms

The equity plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the Officers are residing or are employed. The equity compensation may be comprised of various instruments such as stock options, restricted stock units (RSU’s) or other equity based compensation instruments.

Any grant of equity based compensation shall meet the following terms:

•
The value of the equity based compensation (at the date of grant) per vesting annum (on a linear basis), for each Officer, shall not exceed for the CEO 4 annual salaries, and for the other Officers 2.6 annual salaries of the Officer in question. However, the Compensation Committee and the BOD (subject to any additional required approvals) may determine in their sole discretion to deviate from the above mentioned caps in the following circumstances:

(i) for the purpose of a one-time grant of equity based compensation in connection with the recruitment of a new Officer, the value of the equity based compensation (at the date of grant) per vesting annum (on a linear basis), for such new Officer shall not exceed 3.6  annual salaries of the Officer in question; or

(ii) in cases where the BOD has determined that special circumstances exist (for example,  in connection with an M&A transaction or where market conditions have changed and there is a need to recruit a new Officer to the Company) which justify deviation from the above caps, the value of the equity based compensation (at the date of grant) per vesting annum (on a linear basis) shall not exceed in such circumstances 25% of the maximum values detailed above.

•	Equity based compensation granted to Officers shall vest over at least 3 years. The Compensation Committee and the BOD may determine acceleration provisions for specific circumstances.

•
In addition to time-based vesting, the exercise or settlement of part or all of the equity based compensation of certain Officers may also be subject to the achievement of predetermined performance goals. Terms of equity based compensation will also include terms in connection with the Officer's termination or cessation of service (due to dismissal, resignation, death or disability) and changes in Company ownership. This may include provisions for extending the period for exercise of equity based compensation upon such termination, enabling acceleration of vesting of unvested equity based compensation, etc.

The Compensation Committee and the BOD also considered setting a cap on value for equity based compensation at the time of exercise and concluded that this would not be advisable for Perion mainly in light of the dynamic nature of the Company’s structure and business, among other things, due to its M&A strategy, as well as technical difficulties in implementing such cap.

5.3	Additional terms and fringe benefits

The Company will provide all Company Officers with benefits and perquisites according to Company procedures and any relevant local legislation, as detailed in Section 4 above. The Company pays for a CEO life insurance policy, with an annual cost of up to 12,000 USD.

6.	Retirement and Termination Arrangements

6.1	Advance Notice

Officers will be entitled to an Advance Notice period prior to termination of employer/ employee relations. The maximum duration of the Advance Notice Period will be as follows:

Position	Advance Notice Period
CEO, COO, CFO and other Senior Officers.	Up to 12 months
Other Officers	Up to 6 months

The actual Advance Notice period for each Officer will be determined as part of each Officer's employment agreement.

During the Advance Notice period, the Officer is entitled to receive all of his or her compensation without change, including participation in bonus plans and continued vesting of equity based compensation.

Unless the BOD decides to release the Officer from this obligation, the Officer will be required to continue performing all role responsibilities during the Advance Notice period.

6.2	Termination Cash Payments

The Compensation Committee and the BOD may approve a termination payment for an Officer provided such payment does not exceed the equivalent of 6 monthly salaries. In this regard, the Compensation Committee and BOD shall take into consideration the Officer's term of employment, the Officer's compensation during employment with the Company, the Company's performance during such period, the contribution of the Officer to achieving the Company's goals and the circumstances of termination, and will only be paid if the Officer is employed by the Company for at least 3 years and the termination is not for cause.

For the removal of doubt, the above is in addition to any rights for severance any officer is entitled to under Israeli law or any advance notice.

6.3	Treatment of Equity Awards upon Termination

The Compensation Committee and the BOD may approve, upon termination of an Officer’s employment to extend the period of time for which an equity based award is to remain exercisable or accelerate the vesting of any equity based award.

7.	Indemnification, Exemption and Insurance of Directors and Officers

The Directors and Officers will be covered by a Directors and Officers liability insurance policy, to be periodically purchased by the Company, subject to the requisite approvals under the Companies Law. The maximum aggregate coverage for any such insurance policy will be USD 100 million, as may be increased from time to time by the Company’s shareholders, and the premiums payable by the Company per annum shall not exceed USD 700,000. If required, the company may purchase a Run Off Directors and Officers liability insurance policy for a period of up to 7 years at a premium which shall not exceed 350% of the annual premium of the Ongoing Directors and Officers liability insurance policy which will be valid at that time. Both Ongoing & Run off Directors and Officers liability insurance policies may include Side A Difference in Conditions coverage with a maximum aggregate limit of liability of USD $20M which will be part of the maximum aggregate limit of liability of USD $100M as specified above.

The Company may indemnify and exculpate its Directors and Officers for any liability that may be imposed on them to the fullest extent permitted by applicable law, subject to the requisite approvals under the Companies Law.

8.	Directors’ Compensation

8.1	Cash Compensation

The cash compensation of directors will be determined in accordance with the Companies Law, Compensation Regulations for External Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel) (together, the “Regulations”), as the case may be, and shall not exceed the maximum compensation permitted by these Regulations.

8.2	Equity based compensation

The Company may grant equity based awards to its Directors based on the terms of the applicable equity plan of the Company and in accordance with the Companies Law and Regulations, as detailed above in Section 5.2.3.

The value of the equity based compensation (at the time date of grant) per vesting annum (on a linear basis) year, for each Director, shall not exceed USD 200,000.